Administrative Office: 6400 C Street SW Cedar Rapids, IA 52499

[FILED VIA EDGAR]

January 10, 2025

Mr. Mark Cowan, Esq.

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	TRANSAMERICA STRUCTURED INDEX ADVANTAGE® ANNUITY

Transamerica Life Insurance Company (“Registrant”)

Registration Statement on Form S-1 (File No. 333-281594)

Post-Effective Amendment No. 1

Accession No. 0001193125-24-278378

Mr. Cowan:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “1933 Act”), the Registrant hereby requests the withdrawal of Post-Effective Amendment No. 1 under the 1933 Act to the Registrant’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on December 13, 2024 (the “Amendment”).

The Registrant is requesting the withdrawal of the Amendment to facilitate the registration of additional S-1 shares prior to conversion to Form N-4. This Amendment has not yet become effective, and no securities were sold in connection with the offering.

Please contact me at 720-488-7884 if you have any questions or require anything further.

Sincerely,

/s/ Brian Stallworth
Brian Stallworth
Assistant General Counsel